EXHIBIT D-4

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2010 on Form 18-K filed with the SEC on October 3, 2011, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2010, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2010.

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. Turkey’s GDP increased by 11.9% in the first quarter of 2011, 9.1% in the second quarter of 2011, 8.4% in the third quarter of 2011 and 5.2% in the fourth quarter of 2011 as compared to the same respective quarters of 2010. Turkey’s GDP increased by 8.5% in 2011, as compared to 2010. See “Recent Developments—Key Economic Indicators”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastricht criteria since 2004. In addition to prudent fiscal policies, the Republic’s strong banking sectors was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported their respective banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. Considering these developments, the turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt to GDP ratio and strong banking sector. However, as the EU sovereign debt crisis has spread beyond the euro zone periphery to larger economies, such as Spain, growth in the countries comprising the euro zone has significantly decreased, especially in Germany, Turkey’s largest export partner. Additionally, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on the Republic’s economy or assets. From January 2, 2012 to June 18, 2012, the Istanbul Stock Exchange National 100 Index increased by 13.6%.

Since January 2011, there have been varying degrees of political instability and public protests within certain Middle Eastern and Northern African countries, including (without limitation) Bahrain, Egypt, Iran, Libya, Syria and Tunisia. As a result of the unrest in Syria, thousands of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria escalates. Although such instances of instability have not so far materially affected Turkey’s financial or political situation, there can be no assurance that such instability will not escalate in the future, that such instability will not spread to additional countries in the Middle East or North Africa, that governments in the Middle East and North Africa will be successful in maintaining domestic order and stability or that Turkey’s financial or political situation will not thereby be affected. In addition, the significant increase in the price of oil that reflects increased instability in the Middle East and North Africa could have an adverse effect on the Turkish economy.

On February 11, 2011, the Executive Board of the International Monetary Fund (“IMF”) concluded the Second Post-Program Monitoring Discussions with Turkey. The Executive Board welcomed the strong recovery of the Turkish economy during 2010, with output exceeding its pre-crisis level and unemployment moderating significantly, but noted the sharply widening current account deficit. The Executive Board stated that Turkey’s main challenge is determining the right policy mix in the face of vulnerabilities arising from excessive domestic demand and volatile short-term capital flows. The Executive Board recognized that Turkey’s favorable near-term growth prospects and healthy balance sheets would likely continue to attract capital inflows, but also noted that predominantly short-term capital inflows have increased the Republic’s exposure to capital flow reversal and associated repricing risks. The Executive Board welcomed Turkey’s increased focus on systemic financial-sector risk and a moderate tightening of macroprudential measures. A number of Executive Board directors, however, called for further action in these areas. The Executive Board also encouraged progress on structural reforms to enhance competitiveness and resilience to capital inflows.

Between March 16, 2011 and April 5, 2011, an IMF mission visited Turkey for the Financial Sector Assessment Program (“FSAP”) update. FSAP assessments include a financial stability assessment, which is the responsibility of the IMF, and a financial development assessment, which is the responsibility of the World Bank. As of the date of this Prospectus Supplement, the IMF has not published an updated Financial System Stability Assessment for Turkey.

On September 6, 2011, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. The IMF mission concluded its review on November 30, 2011, and published its staff report on January 27, 2012. The staff noted that Turkey entered the global economic crisis with stronger private and public sector balance sheets than many other countries in the region, due to institutional reforms and improved policy frameworks adopted earlier in the decade. The staff also noted that a deft macroeconomic and financial policy response during the global economic crisis enhanced policy credibility. However, an inadequate policy response to renewed capital flows caused growth to revert to its previous unbalanced path, and an overvalued real exchange rate and abundant external financing caused demand to become skewed toward imports resulting in the current account deficit widening sharply. The staff report commented on various other economic developments and policies in Turkey, including recommending structural reforms to prevent the emergence of a negative output gap as the current account is corrected. The IMF mission most recently visited Turkey from May 31 to June 6, 2012 to discuss recent economic developments and preparations for the 2012 Article IV consultation discussions. In their conclusion statement, the IMF mission stated that the economy is decelerating toward a soft landing, thus the imbalances built over the last two years are diminishing. Global economic developments pose downside risks to the Turkish economy however the public sector’s strong balance sheet gives Turkey room for countercyclical policies.

The Undersecretariat of the Turkish Treasury, together with the World Bank, launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS ended June 30, 2011 and was designed to provide Turkey with financial and technical support over the 2008-2011 period. The 2008-2011 CPS package initially envisaged total financial support of $8.1 billion and consisted of both investment and program loans. Under the 2008-2011 CPS program, a total of approximately $7.64 billion worth of agreements were signed. The following table sets forth the program and investment loans approved under the CPS program during 2011. On March 27, 2012, it was announced that the new CPS of the World Bank Group with Turkey for 2012-2015 was launched, with anticipated financing from the World Bank for Turkish government programs of up to $4.45 billion during the four-year period. In addition, the new CPS provides for financing of private sector investments by the International Finance Corporation (“IFC”) between $1.7-$2.0 billion for such four-year period, and for guarantees against non-commercial risks from the Multilateral Investment Guarantee Agency (“MIGA”). The IFC and the MIGA are members of the World Bank Group. The Third Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (ESES DPL III) was approved by the Board of Executive Directors of the World Bank on March 27, 2012 and the loan agreement for a total financing of €455,400,000, was signed on April 6, 2012.

LOANS FROM WORLD BANK 2011

Program Loans	Original Amount		USD Equivalent	Board Approval Date	Loan Agreement Date
Second Restoring Equitable Growth and Employment (REGE) DPL 2		€506,100,000	$700,000,000	May 5, 2011	May 27, 2011

Investment Loans	Original Amount		USD Equivalent	Board Approval Date	Loan Agreement Date
Additional Loan for the Fourth Export Intermediation Project		€87,800,000	$120,000,000	March 17, 2011	April 5, 2011
		$180,000,000	$180,000,000	March 17, 2011	April 5, 2011
İstanbul Seismic Risk Mitigation and Emergency Preparedness Project		€109,800,000	$150,000,000	April 21, 2011	August 4, 2011
Additional Financing for Private Sector Renewable Energy and Energy Efficiency Project	€ $	183,600,000 and 235,000,000	$500,000,000	November 22, 2011	December 5, 2011

On June 24, 2011, the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. Although the FATF acknowledged that Turkey has taken steps towards improving its AML/CFT regime (including its work on AML/CFT legislation) as well as Turkey’s high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies, the FATF stated that Turkey has not made sufficient progress in implementing its action plan and certain strategic AML/CFT deficiencies remain. The FATF encouraged Turkey to address its remaining deficiencies and continue implementing its action plan. A draft law was prepared and sent to the Parliament on preventing the financing of terrorism. It is expected to be enacted by the end of June 2012.

The Council of Ministers is authorized to determine investment contribution rates for each province group, not to exceed 25%, and large scale investments exceeding TL50 million, not to exceed 45%, and to apply a reduction of up to 90% to corporate income tax rates (2009/15199 CoM decree). In 2011, pursuant to Law No. 6111, these upper limits were increased to 55% and 65%, respectively. The Council of Ministers accepted these rate limits by decree (2011/1597 CoM Decree).

On October 13, 2011, the Ministry of Finance announced an increase in the special consumption taxes (“SCT”) on alcoholic beverages, tobacco products, mobile phones and non-electric passenger cars with engines larger than 1.6 liters. The changes in such SCT rates were published in the Official Gazette on October 13, 2011 (No. 28083).

The Van province in the eastern part of Turkey experienced earthquakes on October 23, 2011 and November 9, 2011. According to official sources, casualties amounted to 604 and 40, respectively, in the earthquakes. According to Turkish Prime Ministry Disaster and Emergency Management Presidency, the government of Turkey has contributed approximately TL1.2 billion TL as of February 22, 2012 in financial aid to the Van province towards support relief efforts.

On May 31, 2012, a law related to the new Investment Incentive Program was approved in the General Assembly and sent to the President for approval. The new Investment Incentive Program, which takes effect retroactively from the January 1, 2012, comprises 4 different schemes: (i) the General Investment Incentive Scheme; (ii) the Regional Investment Incentive Scheme; (iii) the Large Scale Investment Incentive Scheme; and

(iv) the Strategic Investment Incentive Scheme. The new incentive system differs from previous programs by aiming to reduce Turkey’s dependency on imports, rather than by providing financial support based solely on a geographic basis, aiming to support under-developed regions of Turkey. It will focus mainly on sectors like energy, mining, auto and tourism, which are considered to be the main sources of Turkey’s wide current account deficit.

On June 14, 2012 changes in the Personal Pension System law were approved in the General Assembly and sent to the President for approval. The new system is set to change the direct tax-relief at source (currently given to the insured pension) to the so-called “State Contribution”. Previously, the incentives in the personal pension system included a “tax deduction” from the income tax base of the members (limited to 10% of the member’s gross salary or the annual minimum wage level, whichever is lower). The new State Contribution is calculated as 25% of the contributions made on behalf of the contributor to its Personal Pension account, not counting payments made by the employer of the contributor, and is paid to such contributor’s account from the allowance placed in the Treasury budget for this purpose. However, the total contributions made on behalf of a contributor in a calendar year used to calculate the State Contribution may not exceed the gross minimum wage in force at the end of this period. The State Contribution is tracked separately from the other contributions and is invested in investment vehicles specified by the Treasury.

On May 1, 2012 S&P revised Turkey’s long-term foreign and local currency credit rating outlook from positive to stable.

POLITICAL CONDITIONS

The Republic has a parliamentary form of government. The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of June 18, 2012:

Political Party	Number of Seats
Justice and Development Party (AKP)	326
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	29
Independents	6
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP and GDP by economic sector (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	11.9%	9.1%	8.4%	5.2%	8.5%

GDP by Economic Sector	2011 Q1	2011 Q2	2011 Q3	2011 Q4
1. Agriculture, hunting and forestry	4.1	7.0	15.1	8.4
2. Fishing	0.3	0.2	0.1	0.4
3. Mining and quarrying	0.6	0.7	0.8	0.7
4. Manufacturing	26.2	25.7	21.8	24.2
5. Electricity, gas and water supply	1.8	2.0	1.9	2.5
6. Construction	5.8	6.0	5.5	5.9
7. Wholesale and retail trade	13.7	13.8	12.2	12.8
8. Hotels and Restaurants	1.4	1.4	2.9	1.6
9. Transport, storage and communication	15.1	15.3	14.1	15.0
10. Financial intermediation	12.0	11.0	11.5	13.2
11. Ownership and dwelling	4.9	4.6	4.2	4.5
12. Real Estate, renting and business activities	4.6	3.4	2.7	4.2
13. Public administration and defence; compulsory social security	3.1	2.8	2.7	3.0
14. Education	2.2	1.9	1.6	1.8
15. Health and social work	1.4	1.2	1.1	1.1
16. Other community, social and personnel service activities	1.7	1.4	1.2	1.5
17. Private household with employed persons	0.2	0.1	0.1	0.2
18. Sectoral Total	99.2	98.6	99.7	101.0
19. Financial intermediation services indirectly measured	8.1	7.3	7.9	9.5
20. Taxes-Subsidies	8.9	8.7	8.1	8.5
21. GDP (In purchasers’ value)	100.0	100.0	100.0	100.0

Source: TURKSTAT

•	For the month of May 2012, CPI decreased by 0.21% and PPI increased by 0.53% as compared to the previous month.

•

The Republic’s CPI and PPI increased by 8.28% and 8.06%, respectively, in May 2012 as compared to the same month of the previous year. The Republic’s CPI and PPI were 10.45% and 13.33%, respectively, in the year 2011.

•

The Central Bank announced the annual inflation target rates for 2012 and 2013 as 5%. The target for 2010 was 6.5% and the target for 2011 was 5.5%. On December 27, 2011, the Central Bank announced that the uncertainty band for 2011 was 2 percentage points in both directions around the annual inflation target rate and the 2011 quarterly inflation path was consistent with the year-end target rate. The uncertainty band for 2012 will be maintained at 2 percentage points in both directions, as in previous years. The following table sets forth the quarterly inflation path and uncertainty band for 2012:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2012:

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

•	On June 18, 2012, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.8015 per U.S. dollar, compared to an exchange buying rate of TL1.5967 per U.S. dollar on June 17, 2011.

•	On May 8, 2012, the Government offered an interest rate of 9.48% for its 24-month Government Bond, compared to an interest rate of 8.30% for its 21-month Government Bond on May 10, 2011.

•	The industrial production index increased by 1.8% in April 2012 compared to April 2011 (year on year).

•	The following table indicates unemployment figures for 2011:

2011	Unemployment rate	Number of unemployed
January	11.9%	3,044,000
February	11.5%	2,964,000
March	10.8%	2,816,000
April	9.9%	2,637,000
May	9.4%	2,550,000
June	9.2%	2,537,000
July	9.1%	2,509,000
August	9.2%	2,521,000
September	8.8%	2,398,000
November	9.1%	2,454,000
December	9.8%	2,576,000

2012
January	10.2%	2,664,000
February	10.4%	2,721,000
March	9.9%	2,615,000

Source: TURKSTAT

•

On December 29, 2011 it was announced that the minimum wage for both private and public sector workers would increase by 5.91% in the first half of 2012 and by 6.09% in the second half of 2012. The implementation of prudent policies in public finance and the banking sector, as explained above under the heading “General”, created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2012 in accordance with then-existing contractual obligations. On May 29, 2012, the government announced that the salaries of the civil servants will be retroactively increased by 4% in the first half of 2012 and increased by another 4% in the second half of 2012, and by 3% in the first and second half of 2013.

•

According to the Medium Term Program (defined below), year-end CPI is expected to be 5.2%, 5.0% and 5.0% for 2012, 2013 and 2014, respectively. According to the medium term program covering the 2011-2013 period announced on October 11, 2010, the year-end CPI was expected to be 5.3% for 2011, and was actually 10.45% in 2011.

•

As of June 18, 2012, the one-week repo auction rate of the Central Bank was 5.75%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 11.50%. The Central Bank’s Monetary Policy Committee (the “MPC”) noted on May 29, 2012 that although inflation is expected to decrease in May, the MPC expected inflation to stay above the target until the last quarter of the year. Accordingly, the current tight policy stance will be maintained by the MPC in the near future in order to contain pricing behavior risks. The MPC therefore continues to forecast the year-end inflation to be 6.5% as stated in the inflation report for the month of April 2012.

TOURISM

•

In April 2012, the number of foreign visitors visiting the Republic decreased approximately 5.33% to 2,168,715 as compared to the same month of 2011. According to the balance of payments presentation, tourism revenues decreased 9.7% in the first quarter of 2012 compared to the same period in the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In April 2012, the trade balance (according to the balance of payments presentation) posted a deficit of $5.345 billion as compared to a deficit of $7.878 billion in the same period in 2011. In April 2012, total goods imported (c.i.f.)1, including gold imports, decreased by 8.0% to approximately $19.274 billion, as compared to approximately $20.953 billion during the same period of 2011. In April 2012, the import of capital goods, which are used in the production of physical capital, decreased by approximately 15.9% over the same period in 2011; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 3.6% over the same period in 2011 and consumption goods decreased by approximately 22.6% over the same period of 2011. In April 2012, total goods exported (f.o.b.)2, increased by 6.8% to approximately $12.676 billion, as compared to approximately $11.873 billion during the same period of 2011. In April 2012, the current account produced a deficit of approximately $4.956 billion, as compared to a deficit of approximately $7.661 billion in the same period of 2011. According to the Medium Term Program, the current account deficit was projected to be $71.7 billion in 2011 and $65.4 in 2012. In January – December 2011, the current account deficit was $77.16 billion.

As of June 8, 2012, total gross international reserves of the Central Bank were approximately $92.235 billion (compared to $98.102 billion as of June 24, 2011), gold reserves were approximately $12.244 billion (compared to $5.357 billion as of June 24, 2011) and the Central Bank gross foreign exchange reserves were approximately $79.991 billion (compared to approximately $92.745 billion as of June 24, 2011).

As of June 8, 2012, the Central Bank held approximately TL13.3 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

•

On a 12 month rolling basis, the central government consolidated budget expenditures were approximately TL331.5 billion and central government consolidated budget revenues were approximately TL313.9 billion, compared to a central government consolidated budget expenditure of approximately TL301.4 billion and a consolidated budget revenue of TL271.0 billion during the same 12 month period in 2011.

•

On a 12 month rolling basis, the central government consolidated budget deficit was approximately TL17.6 billion, compared to a central government consolidated budget deficit of TL30.3 billion during the same 12 month period in 2011.

•

On a 12 month rolling basis, the central government consolidated budget primary surplus reached approximately TL28.0 billion, compared to the central government consolidated budget primary surplus of TL14.6 billion during the same 12 month period in 2011.

•

In May 2012, the central government consolidated budget expenditures were approximately TL26.2 billion and central government consolidated budget revenues were approximately TL30.8 billion, compared to a central government consolidated budget expenditure of approximately TL24.3 billion and a central government consolidated budget revenue of TL27.1 billion during the same month of 2011.

•

In May 2012, the central government consolidated budget surplus was approximately TL4.6 billion, compared to a central government consolidated budget surplus of TL2.8 billion during the same month of 2011.

•

In May 2012, the central government consolidated budget primary balance produced a surplus of approximately TL7.0 billion, compared to the central government consolidated budget primary surplus of TL6.9 billion during the same month of 2011.

•	The following table sets forth the details of the central government budget for the first two months of 2012.

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

Central Government Budget (Thousand TL)	January - May 2012 (cumulative)	May 2012
Expenditures	137,807,135	26,238,543
1-Excluding Interest	113,429,028	23,828,968
Personnel	35,495,037	6,902,610
Social Security Contributions	5,962,047	1,112,231
Purchase of Goods and Services	9,956,578	2,303,715
Current Transfers	52,342,618	10,247,627
Capital Expenditures	5,338,379	2,099,041
Capital Transfers	774,896	462,191
Lending	3,559,473	701,553
Contingencies	0
2-Interest	24,378,107	2,409,575
Revenues	137,374,942	30,825,722
1-General Budget Revenues	132,251,996	29,977,674
Taxes	110,906,453	26,476,124
Property Income	10,000,582	994,670
Grants and Aids and Special Revenues	733,801	132,504
Interest, Shares and Fines	8,414,164	1,762,180
Capital Revenues	1,004,207	279,312
Receivable Collections	1,192,789	332,884
2-Special Budget Institutions	3,555,628	718,716
3-Regularity & Supervisory Institutions	1,567,318	129,332
Budget Balance	-432,193	4,587,179
Primary Balance	23,945,914	6,996,754

Source: Ministry of Finance

On October 13, 2011, the Government announced a medium term program that covers the period between 2012 and 2014 (the “Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, central government budget deficit to GDP, etc.) were announced. With this program, the Government announced that GDP is expected to grow by 4.0% in 2012, 5.0% in 2013 and 5.0% in 2014. The primary surplus to GDP ratio is expected to gradually increase to 1.5% by 2014. In addition, the central government budget deficit to GDP ratio is expected to be 1.5% in 2012, 1.4% in 2013 and 1.0% in 2014. The current account deficit to GDP ratio is expected to be 8.0% in 2012, 7.5% in 2013 and 7.0% in 2014. The Government also indicated that the unemployment rate is expected to decline to 9.9% in 2014. In 2011, the GDP grew by 8.5% and the budget deficit recorded a TL17.4 billion deficit.

On December 21, 2011, the Assembly approved the Budget Law for 2012 (Law No. 6260). According to the budget law, budget expenditures in 2012 are expected to be TL350.9 billion, budget revenues in 2012 are expected to be TL329.8 billion and the total budget deficit in 2012 is expected to be TL21.1 billion.

On October 31, 2011, the Republic announced its 2012 financing program. According to the 2012 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL141.2 billion of debt in 2012, of which approximately TL122.0 billion is domestic debt and approximately TL19.1 billion is external debt. The total borrowing target for the Republic in 2012 is approximately TL111.4 billion of which approximately TL101.9 billion would consist of domestic borrowing and approximately TL9.5 billion would consist of external borrowings. Other sources of funds in 2012 will consist of cash primary surplus, revenues from privatization, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund (“SDIF”), receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL29.8 billion in total in 2012).

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

The companies with the highest bids for the tender of Bogaziçi Elektrik Dagitim A.Ş., Gediz Elektrik Dagitim A.Ş., Dicle Elektrik Dagitim A.Ş., Trakya Elektrik Dagitim A.Ş., Toroslar Elektrik Dagitim A.Ş., İstanbul Anadolu Yakasi Elektrik Dagitim A.Ş. and Akdeniz Elektrik Dagitim A.Ş. failed to meet the deadlines set by the Privatization Administration to conclude their respective sale agreements, despite the fact that the Privatization Administration had extended the deadlines twice. As a result, the Privatization Administration announced on July 26, 2011 that bidders who submitted the second highest bids for these companies will be invited to enter into the sales agreements. The deadline for these bidders to conclude their respective sales agreement was September 29, 2011. The deadline for execution of the respective sales agreements was rescheduled for December 30, 2011, provided that the tender guarantee was submitted by October 30, 2011. The Agreement for Trakya Elektrik Dağitim A.Ş. was signed on December 30, 2011. Toroslar Elektrik Dağitim A.Ş., Istanbul Anadolu Yakasi Elektrik Dağitim A.Ş. and Akdeniz Elektrik Dağitim A.Ş. failed to meet the required deadlines. Following Boğaziçi Elektrik Dağitim A.Ş.’s request for a further extension, a new deadline for execution of its sale agreement was set as March 30, 2012. On February 1, 2012, the Privatization Administration announced that since Boğaziçi Elektrik Dağitim A.Ş could not meet the deadline for submitting the bid security, and the extension for executing the sale agreement was cancelled.

On August 25, 2011, the Privatization Agency announced tenders for the privatization of the Edirne-İstanbul-Ankara Motorway, the Pozanti-Tarsus-Mersin Motorway, the Tarsus-Adana-Gaziantep Motorway, the Toprakkale-İskenderun Motorway, the Gaziantep-Şanliurfa Motorway, the İzmir-Çeşme Motorway, the İzmir-Aydin Motorway, the İzmir and Ankara Ring Motorway, the Bosphorus Bridge and the Fatih Sultan Mehmet Bridge and the Ring Motorway, along with their respective connecting roads and service facilities, maintenance and operating facilities, fee collection centers and the other production and services facilities and other assets located on such motorways, as well as the construction, maintenance, repairs and operation of these motorways and bridges. These motorways and bridged are expected to be privatized through a transfer of operation rights for a period of 25 years. The deadline for submitting bids was extended to August 9, 2012.

On March 21, 2011, the Privatization Administration announced the tender for the sale of a 100% stake in Hamitabat Elektrik Üretim Santrali (an electricity generation plant). Bidding was expected to close on June 27, 2011. On June 17, 2011, the Privatization Administration extended the deadline for submitting bids to July 28, 2011. On July 28, 2011, the Privatization Administration further extended the deadline for submitting bids to September 23, 2011. Privatization of Hamitabat Elektrik Üretim Santrali was cancelled on October 6, 2011.

On September 14, 2011, the Privatization Administration announced the tender for the privatization of both Portfolio B (the Elazig, Malatya, Erzincan and Elbistan sugar factories) and Portfolio C (the Kastamonu, Kirşehir, Turhal, Yozgat, Çorum and Çarşamba sugar factories) sugar companies. On November 11, 2011, six bids for the Portfolio C companies and seven bids for the Portfolio B companies were received. After final negotiations that took place on November 29, 2011, Kolin-Limak Ortak Girişim Grubu submitted the highest bid for Portfolio B companies at $266,000,000 and Ak-Can Şeker Sanayi ve Ticaret A.Ş submitted the highest bid for Portfolio C Companies at $656,000,000. The underlying agreements are in the approval stage.

On October 19, 2011, the Privatization Administration announced the sale of 20% of the shares of JTI Central Asia LLP, an affiliate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises Inc. The deadline for submitting bids was February 2, 2012.

On October 21, 2011, the Privatization Administration extended the bidding deadline for the tender for the privatization of 80% of the shares in Başkent Natural Gas A.Ş., the second largest natural gas distribution company in Turkey, from October 31, 2011 to January 27, 2012. On January 24, 2012, the Privatization Administration extended this deadline to April 16, 2012. On April 16, 2012, the bidding process was completed. According to the tender results, 4 companies posted their bids. It was announced that the final negotiation would take place on April 26, 2012.

On February 6, 2011 the Privatization Administration announced the sale of 10.32% of the shares of Petkim Petrokimya Holding A.Ş. The deadline for submitting bid was March 20, 2012. According to the tender results, Socar Turkey Enerji A.S. & Socar International Dmcc Joint Venture and Naksan Plastik ve Enerji San. ve Tic. A.S. both submitted bids. On April 30, 2012 Socar Turkey Enerji A.S. & Socar International Dmcc Joint Venture submitted the highest bid at $168,500,000 and the sale was approved by the Privatization Administration on May 9, 2012.

On January 25, 2012 the Privatization Administration announced the sale of 20% of the shares of Kayseri ve Civari Elektrik T.A.Ş. On April 6, 2012 Yonca Enerji Yatirim Danişmanlik submitted the highest bid at $16,050,000. Currently the approval process of this bid is continuing.

On May 22, 2012, the Privatization Administration announced the tender for transfer of operating rights for 49 years of the İzmir Cruise Ship Port belonging to Turkish State Railways. The deadline for submitting bids is September 7, 2012.

As per the Council of Ministers Decree dated June 11, 2012 and numbered 2012/3240; it has been determined with respect to following finalized privatization transactions, related court decisions shall be declared null due to the difficulties arising thereof in practice:

•	Privatization of Eti Aluminyum A.Ş. through sale of 100% of its shares;

•	Privatization of Kuşadasi Port owed by Turkiye Denizcilik İşletmeleri A.Ş. through transfer of tenure right;

•	Privatization of Çeşme Port owed by Turkiye Denizcilik İşletmeleri A.Ş. through transfer of tenure rights;

•	Privatization of Balikesir Enterprise owed by SEKA-Turkiye Seluloz ve Kagit Fabrikalari A.Ş. through asset sale; and

•	Sale of 14.76% of Turkiye Petrol Rafinerileri A.Ş. shares at Istanbul Stock Exchange Wholesale Market.

The Privatization Administration has been granted the authority to carry out such transactions whereas the judicial decisions are exempt from creating any retroactive or prospective effects.

BANKING SYSTEM

There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankasi TAŞ. As of June 18, 2012, the SDIF had taken over 25 private banks since 1994.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.42% and a relatively low non-performing loan ratio4 of 2.73% as of April 2012. On October 27, 2011, the Central Bank updated the reserve requirement ratios (the “RRRs” and each, an “RRR”) for Turkish Lira deposits for related maturities and set the range between 5-11%. In addition, the RRRs for foreign exchange (“FX”) deposits and liabilities were adjusted on October 5, 2011, with a range set between 6-11% depending on maturity.

As of June 18, 2012, the RRRs for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 11% for maturities less than 1 year and 9% for maturities of 1 year and

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 11%, for FX liabilities up to 3-year maturity (including 3-year) were 9% and for other FX liabilities longer than 3-year maturity were 6%. As of June 18, 2012, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11% depending on maturity. Furthermore, RRRs were 11% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

On September 12, 2011, the Central Bank announced new facilities for required reserves. According to the Central Bank, up to 10% of reserve requirements for Turkish Lira liabilities can be maintained in US dollars and/or Euros and gold deposit accounts may be included in the coverage of the reserve requirements. On October 5, 2011, the Central Bank raised the upper limit for FX reserves that may be held to meet Turkish Lira reserve requirements from 10% to 20%. On May 29, 2012 the Central Bank raised the upper limit for FX reserves from 40% to 45% and banks are allowed to hold Turkish lira reserve requirements in U.S. dollars and/or Euros over the total amount calculated by multiplying the first tranche corresponding to 40% of Turkish lira reserve requirements by a coefficient of “1”, as previously provided, and the second tranche corresponding to 5% of Turkish lira reserve requirements multiplied by a new coefficient of “1.4”.

On July 4, 2011 the Banking Regulation and Supervision Agency announced that the SDIF will control a 62.37% stake in Arap Turk Bankasi A.Ş., but will not receive dividend rights, as long as UN Security Council resolutions 1970 and 1973, and a related Turkish government decree, remain in effect.

On October 27, 2011, the Banking Regulation and Supervision Agency announced that it had granted permission for the establishment of a new deposit taking bank with a minimum capital of TL$300 million to the Audi s.a.l – Audi Saradar Group based in Lebanon.

On November 25, 2011, the Central Bank of Turkey announced that it will publicly provide, on a regular basis, information regarding the planned amount of funding provided via one-week repo auctions in order to facilitate banks’ liquidity management and to assist them in estimating their total funding cost. On May 29, 2012, the MPC decided to set the amount of daily funding via quantity auctions between 1 and 5 billion Turkish liras until the next MPC meeting, to be held on June 21, 2012. With respect to the one-month repo auctions, the upper limit for each auction to be held between June 1- June 21, 2012 has been set at 5 billion Turkish liras.

On November 29, 2011, the Central Bank announced that it will inform the public in advance of planned foreign exchange selling auctions. Moreover, on each business day, the Central Bank plans to announce on Reuters the total maximum amount that may be sold for the following two business days via foreign exchange selling auctions. On December 26, 2011, the Central Bank announced, effective from December 27, 2011, the maximum amount that may be sold at the daily foreign exchange selling auctions is $1,350 million and the total maximum amount that will be sold over the following two business days is $1,700 million until the next Monetary Policy Committee Meeting. Notwithstanding the foregoing, except for extraordinary circumstances where the Central Bank deems it necessary for price and financial stability, only $50 million of any received offers will be accepted. On January 24, 2012, the MPC decided to suspend regular foreign exchange selling auctions as of January 25, 2012. However, the Central Bank announced that it will hold intraday foreign exchange selling auctions as necessary.

On December 27, 2011, the Central Bank increased the maturity of foreign exchange deposits that banks may borrow from the Central Bank within their borrowing limits in the Foreign Exchange Deposit Markets from 1 week to 1 month.

On December 28, 2011, the Central Bank announced that, in addition to the daily one-week repo auctions, the Central Bank will start holding one-month (4 weeks) repo auctions every Friday. The one-month repo auctions are to be held in the traditional auction method and each institution’s total bid amount are to be limited to an announced auction amount. Auctions commenced on December 30, 2011. For the period of December 30, 2011 to January 26, 2012, upper limits have been set as TL2.0 billion for the total funding through one-month auctions and TL3.0 billion for each week’s auction.

On March 29, 2012 in order to strengthen the build-up of the Central Bank’s gold reserves and influence the cost and liquidity channels of the banking sector, the upper limit for standard gold reserves that may be held to meet Turkish lira reserve requirements has been raised from 10% to 20%, while the limit for standard gold reserves that may be held to meet reserve requirements for foreign currency liabilities, excluding precious metal deposit accounts, has been decreased from 10% to 0%.

DEBT

The Central Government’s total domestic debt stock was approximately TL374.7 billion as of April 2012, compared to approximately TL368.8 billion as of December 2011. In April 2012, the average maturity of Turkey’s domestic borrowing was 82.9 months, compared 52.6 months in April 2011. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 9.6% in April 2012, compared to 90% in April 2011.

The total gross outstanding external debt of the Republic was approximately $ 306.6 billion (at then-current exchange rates) at the end of the fourth quarter of 2011. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile (Million $)	2011 Q1	2011 Q2	2011 Q3	2011 Q4
GROSS EXTERNAL DEBT	302,507	314,683	314,035	306,551
SHORT TERM	76,667	84,353	88,524	83,823
Public Sector	4,977	5,798	7,613	7,013
Central Bank	1,635	1,619	1,409	1,269
Private Sector	70,055	76,936	79,502	75,541
LONG TERM	225,840	230,330	225,512	222,729
Public Sector	88,543	89,482	87,503	87,086
Central Bank	10,633	10,528	9,270	8,430
Private Sector	126,664	130,320	128,738	127,213

Source: Undersecretariat of Treasury

Since January 1, 2012, the Republic has issued the following external debt:

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	$1 billion of global notes on February 16, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	¥90 billion of Samurai bonds on March 15, 2012 under the Japan Bank for International Cooperation guarantee, which mature on March 15, 2022 and have a 1.470% annual interest rate.

INTERNATIONAL RELATIONS

On October 12, 2011, the European Commission released the 2011 Progress Report assessing Turkey’s achievements towards accession into the EU over the prior twelve months. The Commission concluded that Turkey has made progress in meeting EU membership criteria; however, further progress is needed with respect to fundamental rights, particularly freedom of expression, where the number of court cases against writers and journalists and restrictions on internet access raised serious concerns. The report further stressed that Turkey continued to sufficiently fulfill the political criteria; the government commenced work on implementing the 2010 constitutional reform package and the parliamentary elections held in June 2011 opened the way for further constitutional reform. According to the report, Turkey continued improving its ability to take on the obligations of EU membership as progress was made in most areas, particularly company law, statistics and trans-European networks. However, further efforts towards alignment are needed in areas such as the environment, public procurement, freedom to provide services, social policy, employment and taxation. The report also stated that the pace of accession negotiations would gain new momentum if Turkey proceeded to the full implementation of its Customs Union obligations with the EU and made progress towards normalization of relations with the Greek Cypriot Administration.

On June 8, 2011, the legal framework for the Nabucco Pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East, was finalized with the signing of the Project Support Agreements (PSAs) between NABUCCO Gas Pipeline International GmbH and the responsible ministries of the five transit countries (Austria, Bulgaria, Hungary, Romania and Turkey).

On March 27, 2011, NATO ambassadors decided to take over control of all UN-mandated military operations in Libya, including any airstrikes that are carried out to protect civilians from Muammar Gaddafi’s troops. The operations are managed in part from NATO’s air base in Izmir, Turkey, with overall command in Naples, Italy, which already supervises the naval embargo operations.

On August 25, 2011, political directors of the Libya Contact Group met in Istanbul under the Co-Chairmanship of the Republic and Norway. Representatives from 28 countries and 7 international organizations, including the UN, the EU, NATO, the League of Arab States, the Organization of the Islamic Cooperation, the Gulf Cooperation Council and, as an invitee, the African Union, held talks on the recent developments in Libya. The participants welcomed the progress achieved by the Libyan people in building a free, united and democratic Libya. They also stressed the need for Muammar Gaddafi and his political associates to turn themselves in immediately in order to prevent further violence and destruction of the national infrastructure.

On November 2, 2011, Turkey hosted the “Istanbul Conference for Afghanistan,” which brought together two dozen countries as well as international organizations such as NATO, the EU and the UN, to promote regional cooperation in order to facilitate a smooth transition and ensure peace, welfare and prosperity in Afghanistan.

On November 30, 2011, the Minister of Foreign Affairs Ahmet Davutoğlu announced measures vis-à-vis the Syrian Administration, in close consultation with the Arab League, in an effort to curtail the capacity of the Syrian administration to commit acts of violence against its citizens. The measures adopted include, among others, (i) suspending the High Level Strategic Cooperation Council mechanism until a democratic administration comes to power, (ii) imposing travel ban and asset-freeze measures against some members of the Syrian leadership who have been reportedly involved in incidents where excessive violence and illegal methods were used against civilians, (iii) freezing the financial assets of the Syrian Government in Turkey and (iv) ceasing transactions with the Syrian Central Bank. On May 30, 2012, after the violence committed by the Syrian security forces in the town of Houla, pursuant to Article 9 of the Vienna Convention on Diplomatic Relations, Turkey, as the host country, requested that the Syrian Chargé d’Affaires in Ankara and all other diplomatic personnel of the Embassy leave the country.

On December 22, 2011, Turkey announced certain trade, military and political sanctions against France after the lower house of the French Parliament backed a bill that would make it a criminal offense to deny that Ottoman Turkey committed genocide against Armenians between 1915 and 1918. Among other measures, Turkey banned the French navy from using Turkey’s territorial waters and now requires the French air force to ask permission for use of Turkish airspace. Turkey also recalled its ambassador to France. On January 23, 2012, the General Assembly of the Senate of France adopted a law criminalizing any challenge to genocide allegations regarding the events of 1915. Two separate appeals were subsequently lodged by French parliamentarians and senators with the French Constitutional Council to repeal the law. The law was subsequently repealed on February 28, 2012 because the French Constitutional Council found that it was unconstitutional.

On June 11, 2012 the United States exempted seven more economies from its Iran-related sanctions, due to take effect on June 28, 2012. The U.S. State Department said that Turkey, India, Taiwan, South Korea, Malaysia, South Afrikan and Sri Lanka had all sufficiently reduced their purchases of Iranian oil to be given a six-month exemption from the sanctions. Turkey was Iran’s fifth largest customer in 2011, buying around 200,000 barrels of oil per day, which amounted to 30% of its total imports. Turkey is expected to make further reductions in its reliance on Iranian oil in the coming months.